UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Span-America Medical Systems, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

846396109
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(CUSIP Number)

Anita G. Zucker, as Trustee of
Jerry Zucker Revocable Trust
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

June 12, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  846 396 109                                                                                                                                                                               PAGE 2 OF 9

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Jerry Zucker Revocable Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                                                                                        (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          249,310
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     8. SHARED VOTING POWER

          0
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     9. SOLE DISPOSITIVE POWER

          249,310
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     10. SHARED DISPOSITIVE POWER

          0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     249,310
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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Item 1.     Security and Issuer

     Common stock, no par value, of Span-America Medical Systems, Inc., 70 Commerce Center, Greenville, South Carolina 29615 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     208,800 of the shares of common stock as to which this filing relates were purchased By Jerry Zucker as set forth in Schedule 13D filed by Mr. Zucker March 5, 2003 and amendments thereto. In 2007 Mr Zucker transferred the shares of common stock as to which this filing relates to the Trust of which he was then the sole trustee. Upon the death of Mr. Zucker on April 12, 2008, Mrs. Zucker became the sole trustee of the Trust and thereby acquired, as trustee, the shares of common stock as to which this filing relates.  The remaining 40,510 shares as to which this filing relates were purchased by the Trust using its funds.  The Trust’s total investment in the shares is $2,924,811.

Item 4. Purpose of Transaction

     The Trust holds the shares for investment purposes. The Trust continues to review the performance of this investment and its investment alternatives. As part of his ongoing review of its investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may explore other alternatives with respect to this investment in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Mr. Zucker previously requested the board of directors of the Issuer to nominate Robert B. Johnston for election as a director of the Issuer at the 2004 annual meeting of shareholders of the Issuer. The board of directors has agreed to do so in return for Mr. Zucker's agreeing to certain restrictions on his activities as a shareholder. The agreement is attached hereto as Exhibit A. Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, the Trust does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

The Trust owns 249,310 shares, or 8.5%, of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.

The following table lists all of the transactions in the Issuer’s securities effected in the sixty days preceding the date of this statement by the Trust.  The transactions listed were all by the Trust.  Mrs. Zucker had no individual transactions for the period.  All of the transactions were effected through brokers.

Date	Quantity	Price per Share
6/12/2012	2,036	$17.7500
6/12/2012	300	$17.7400
6/11/2012	1,674	$17.7500
6/11/2012	2,096	$17.7500
6/8/2012	1,450	$17.7241
6/7/2012	1,259	$17.7052
6/7/2012	400	$17.6150
6/5/2012	5,500	$17.7500
6/4/2012	2,208	$17.4772
6/4/2012	5,000	$17.7488
6/4/2012	1,533	$17.3000
6/4/2012	2,131	$17.4875
6/4/2012	4,201	$17.7500
6/4/2012	663	$17.7485
5/31/2012	5,959	$17.7500
5/31/2012	300	$17.5000
5/25/2012	2,200	$17.4000
5/25/2012	500	$17.3916
5/22/2012	1,000	$17.3000
5/22/2012	100	$17.4500

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Exhibit A.

Item 7. Material to Be Filed as Exhibits

        Exhibit A - Agreement among Jerry Zucker, Robert B. Johnston and Span-America Medical Systems, Inc., dated December 17, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2012

                                s/Anita G. Zucker
                                -------------------------------------------------------------
                                Anita G. Zucker, Individually and as Trustee for
                                The Jerry Zucker Revocable Trust

Exhibit A
AGREEMENT

     This AGREEMENT (the "Agreement") is entered into as of December 17, 2003 by and between SPAN-AMERICA MEDICAL SYSTEMS, INC., a South Carolina corporation (the "Company"), JERRY ZUCKER ("Mr. Zucker"), an individual residing in South Carolina, and ROBERT B. JOHNSTON, an individual residing in South Carolina ("Mr. Johnston"). Mr. Zucker has requested that the Company's Board of Directors (the "Board") include Mr. Johnston as a nominee for the Board of Directors at the 2004 annual meeting of shareholders, and the Board is willing to make such nomination subject to the conditions set forth below. Therefore in consideration for the mutual covenants in this Agreement, the parties agree as follows:

     1. The Board will nominate Mr. Johnston for election to the Board at the 2004 annual meeting of shareholders to serve until the 2007 annual meeting of shareholders, and the Board will cause proxies to be solicited for his election in the same manner and to the same extent as other nominees of the Board. If Mr. Johnston should become unavailable or unwilling to serve as a director of the Company prior to or after the 2004 annual meeting of shareholders, the Board will consult with Mr. Zucker prior to naming a replacement for Mr. Johnston.

     2. If requested in writing signed by a majority of the members of the Board before the six month anniversary of the 2004 annual meeting of shareholders, Mr. Johnston will resign from the Board, and Mr. Zucker will use his best efforts to cause, Mr. Johnston to resign from the Board and promptly take all actions requested by the Board and permitted by applicable law to remove Mr. Johnston as a director of the Company.

     3. During the term of this Agreement, Mr. Zucker and Mr. Johnston each covenant and agree not to, and agree to cause their affiliates and associates not to, and agree not to seek to induce any person to, individually or together with any other person, directly or indirectly, take any of the following actions without the prior written consent of a majority of the Board (excluding Mr. Johnston): (a) commence, or engage in, a tender or exchange offer for any of the Company's stock; (b) solicit, propose, or seek to effect (i) any merger, restructuring or other business combination involving the Company (ii) any purchase or sale of material assets of the Company or (iii) any liquidation, dissolution or winding-up of the Company; (c) make, or in any way participate in, any solicitation of proxies to vote any shares of Company stock, solicit consents or communicate with or seek to advise or influence any person with respect to the voting of any Company stock, become a participant in any election contest with respect to the Company, or seek to advise or influence any Person with respect to voting of any Company stock; (d) make, encourage or induce any other shareholder to make, or intentionally or significantly assist in any way any other shareholder in making, any shareholder proposal in respect of the Company, support or seek to advise or influence any other shareholder with respect to any shareholder proposal (except that Mr. Zucker, Mr. Johnston and their affiliates and associates may vote, or direct the vote of, any shares of Company stock they beneficially own in favor of any shareholder proposal); (e) take any action to form a group with respect to holding, voting, acquiring or disposing of the Company's Stock, which group beneficially owns in the aggregate 10% or more of the Company's stock; (f) seek election to, or seek to place a representative on, the Board of Directors or seek to have called any meeting of the shareholders of the Company for any purpose or take any action to effect a change of control of the Company; or (g) commence, prosecute or intentionally or significantly assist, or seek to cause others to commence, prosecute or intentionally or significantly assist, any legal action against the Board or the Company arising out of or in any way relating to the ownership or voting of Company stock, governance of the Company, any provisions of the Company's Amended and Restated Shareholder Rights Agreement and/or control of the Company; provided however, that nothing in this Section 3 will restrict Mr. Johnston's right to propose, vote on or advocate positions with respect to Board resolutions or participate in deliberations in his capacity as a director of the Company.

     4. Mr. Johnston may communicate confidential information of the Company to Mr. Zucker subject to Mr. Johnston's and Mr. Zucker's compliance with the provisions of this Agreement. Mr. Zucker and Mr. Johnston each agree not to, and agree to cause their affiliates and associate not to (a) disclose any Confidential Information (as defined herein) to any person or (b) use any Confidential Information for any purpose other than in connection with Mr. Johnston fulfilling his duties as a member of the Board. For purposes hereof, "Confidential Information" means any non-public, confidential or proprietary information that the Company or its agents provides to Mr. Johnston or Mr. Zucker,  including without  limitation,  any non-public,  confidential or proprietary information that Mr. Johnston obtains in his capacity as a director of the Company, whether oral, in writing or in any other medium and shall include both tangible and intangible information; provided, however, that Confidential Information shall not include information which (i) at the time of disclosure, is generally available to the public, (ii) after disclosure by the Company, becomes published or generally available to the public, other than through any act or omission on the part of Mr. Zucker, Mr. Johnston or any of their affiliates or associates, or (iii) was rightfully acquired by Mr. Zucker, Mr. Johnston or their affiliates or associates, from third parties who themselves rightfully acquired such information and who did not themselves obtain the information under a confidentiality agreement or relationship of confidence with the Company. Mr. Zucker and Mr. Johnston will liable for any breach of this Paragraph 4 by any of their affiliates and associates.

     5. This Memorandum will terminate (except with respect to Paragraph 4, which will continue in effect indefinitely) upon (a) thirty days after the resignation of Mr. Johnston pursuant to a request mentioned in Paragraph 2 or (b) the later of (i) the date of the Company's 2005 annual meeting of shareholders or (ii) thirty days after the resignation of Mr. Johnston from the Board (other than a resignation following a request pursuant to Paragraph 2).

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     6. All disputes, claims, or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without regard to its rules of conflict of laws. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the state and federal courts sitting in the County of Richland, State of South Carolina, for any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in any inconvenient forum. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity.

     7. Mr. Zucker hereby represents and warrants that he is the beneficial owner of 226,800 shares of the Company's common stock, and Mr. Johnston hereby represents and warrants that he is the beneficial owner of no shares of the Company's common stock (assuming solely for purposes of this Section 7 that Mr. Johnston does not beneficially own any Company stock that is beneficially owned by Mr. Zucker). Mr. Johnston agrees to promptly provide to the Company all biographical information about himself the Company requests in good faith in preparing its public disclosure regarding Mr. Johnston's service as a director of the Company.

     8. All terms used in this Agreement and defined in the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder shall have the meanings ascribed to such terms in such act, rules or regulations. Each party hereto will pay its own expenses incurred in connection with this Agreement. Any waiver or amendment of this Agreement must be in writing signed by the parties hereto, no failure to promptly enforce any right shall be deemed a waiver of that right, and no waiver of one violation shall be deemed a waiver of any future violations. The provisions of this Agreement are severable. Notice to a party may be sent to the address below that party's signature. This Agreement shall inure to the benefit of, and be binding upon, each party and that party's respective successors and assigns. This Agreement contains the entire agreement between the parties and supersedes any prior understanding or agreements between them respecting any matter covered by this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement and no ambiguity or question of intent or interpretation shall be presumed to be construed against any party. The rights and obligations of each party hereto shall not be assignable without the prior written consent of the other party. This Agreement may be executed in multiple counterparts.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed or caused this Agreement to be executed as of the date first written above.

/s/	SPAN-AMERICA MEDICAL SYSTEMS, INC.
Jerry Zucker
16 Buckingham Dr.	By: /s/
Charleston, SC 29407	James Ferguson, President & Chief
Executive Officer
70 Commerce Center
Greenville, SC 29615
/s/
Robert B. Johnston
4838 Jenkins Avenue
North Charleston, SC 29405

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